EXHIBIT 99.1

Student Transportation Inc. Recognizes Thamesford Employee in Honor of Canada's Remembrance Day

Military Hero Now Serving His Community Honored for Serving His Country

BARRIE, Ontario, Nov. 13, 2012 (GLOBE NEWSWIRE) -- In honor of Canada's Remembrance Day, Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, recognized Bill Wilson of Elgie Bus Lines, a member of the STI family of companies, for his past military service. As an initiative that commenced in May during Military Appreciation Month, STI asked its locations to identify those employees within the company or their family members who have served in the military or are currently active duty.

The Thamesford, Ontario location honored Wilson, a school bus driver, for his dedication and commitment to previously serving his country and currently serving his local community.

"The military life means one of discipline for Bill and this lifestyle of discipline means do as you're told, no questions asked, just follow protocol," states Marnie Orris-Baker, Terminal Manager at the Thamesford location. "Discipline also means to act in an orderly manner and to make regular habits in your day to day work. These traits and others like them led Bill to a life of success, full of health and happiness. We are honored to have Bill as part of our Elgie Bus family!"

Wilson's military service includes time as a Military Police Corporal. He was stationed at Shilo Manitoba Training Base and Camp Borden in Kingston, the birthplace of the Royal Canadian Air Force. He states, "I enjoy being a school bus driver a lot and love doing it every day. There can be challenges and those come with the territory but my military experience has prepared me very well allowing me to do the best that I can to help ensure our kids are transported safely each day."

"It is very meaningful to work for a company that makes the effort to recognize employees like Bill and the different things in their lives," Orris-Baker says. "It really does feel like we are part of a family while here at work."

About

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         invest@rideSTBus.com

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         Doug Coupe
         BOLD Communications Group
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